
Smedvig

1 Quarter 2002

Smedvig

1 QUARTER 2002

MAIN EVENTS

- Decreased utilization of the mobile units
- Ten weeks halt in operations for the drillship West Navion
- Best quarterly operating profit ever for the tender rigs division
- New contracts secured for the mobile units West Alpha and West Epsilon
- New contracts for the tender rigs T-4 and T-8
- Two-year extension of the platform drilling contract for the Statfjord field

RESULTS

Consolidated revenues for the first quarter of 2002 amounted to NOK 879 million as compared to NOK 1,002 million in the preceding quarter and NOK 910 million for the same period in 2001.

Operating profit for the quarter was NOK 161 million that was NOK 65 million lower than the preceding quarter. The decrease was primarily a result of reduced utilization for the mobile units.

Net financial expenses for the quarter was NOK 9 million as compared to NOK 68 million in the preceding quarter. The main reasons for the decrease were gains on foreign exchange forwards and interest swap agreements.

Income before income taxes for the quarter was NOK 152 million, which is NOK 6 million lower than for the preceding quarter.

Net income for the quarter was NOK 129 million as compared to NOK 144 million in the preceding quarter.

Cash flow in the quarter amounted to NOK 225 million, which is NOK 89 million lower than for the preceding quarter.

At the end of the first quarter, the Company's drawdown on its revolving credit facility stood at US$ 410 million, down from US$ 430 million at year-end 2001. Cash, cash equivalents and short-term investments amounted to NOK 931 million down from NOK 1,064 million at year-end.

The quarterly accounts is prepared in accordance with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS DIVISION

The Company's mobile units, with the exception of the drillship West Navion and the jack-up West Epsilon, were employed in the Norwegian sector of the North Sea. Due to one unit coming off contract and technical issues halting operations on two other units, the utilization rate was reduced to 72 percent as compared to 80 percent in the preceding quarter. Operating profit decreased by NOK 88 million to NOK 23 million.

The drillship West Navion is currently operating offshore Canada for Marathon Oil. During the assignment, the unit has experienced a ten-week stop in operations due to repair work on the derrick (RamRig) and the marine riser. Following completion of the Marathon contract, West Navion is scheduled to drill wells for Amerada Hess and Esso, expected to keep the unit continuously employed until December 2002. However, due to the delays in Canada this program may change.

The fifth-generation semi-submersible rig West Venture continued drilling operations under a long-term contract with Norsk Hydro on the Troll field. The unit experienced some downtime due to repair of the drilling equipment.

The fourth-generation semi-submersible rig West Alpha worked for BP on the Skarv prospect. The contract with BP expired mid February, and the rig was subsequently moved to shore for replacement of the main engines and generator sets. The yard-stay is expected to be completed early May. The next drilling assignment for the unit is for Shell U.K. Exploration and Production in the UK sector of the North Sea. Commencement is scheduled for August this year.

The third-generation semi-submersible rig West Vanguard was employed by Norsk Hydro on the Visund field.

Early January, the ultra-large jack-up West Epsilon started operations for Nederlandse Aardolie Maatschappij (NAM) in the Netherlands. The work for NAM is anticipated to keep the unit employed until early June. Commencement of the contract for BP on the Valhall field in Norway is scheduled for early August this year.

PLATFORM DRILLING DIVISION

During the quarter, operations of the platform drilling division proceeded satisfactorily. Operating profit was NOK 16 million as compared to NOK 14 million in the preceding quarter. The increase was mainly attributable to improved margin.

Smedvig performed drilling and maintenance activities for Statoil on the Statfjord and Veslefrikk fields.

Under the Ula/Gyda/Valhall contract with BP, the Company continued drilling operations and maintenance work on the Ula and Valhall fields and in January started activities on the Gyda field.

The Company performed maintenance work for Phillips Petroleum on the Ekofisk field. Drilling operations are expected to be resumed in the second quarter this year.

The division includes well service operations. The level of activity for this business was in line with the previous quarters and yielded a satisfactory operating margin.

TENDER RIGS DIVISION

The Company's tender rigs were all employed in Southeast Asia during the quarter. The operations proceeded very well. The utilization rate was 100 percent, up from 96 percent for the previous quarter. A full quarter in operations for the new-built semi-tender West Alliance increased operating profit to

Revenues
NOK mill.



1,200
960
720
480
240
0
4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

Operating profit
NOK mill.



350
280
210
140
70
0
4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

Cash flow
NOK mill.



700
560
420
280
140
0
4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

NOK 124 million, up from NOK 106 million in the preceding quarter. The first quarter operating profit was the best ever for the tender rigs division.

The tenders T-2 and T-3 continued their work for Esso Production Malaysia Inc (EPMI). T-4 and T-7 continued their operations for Unocal, while T-6 and T-8 carried out operations for Petronas Carigali and PTT Exploration and Production Company, respectively.

The semi-tenders West Pelaut and West Menang continued drilling operations under contracts with Brunei Shell while the semi-tender West Alliance continued operations for EPMI.

In March, the contract for T-4 with Unocal was extended by five years. Before start-up on the new contract in April 2003, the unit will have completed an extensive upgrade and classification survey expected to take four months. The upgrading will cover a widening of the barge and installation of a new deck crane, a new heavy lift crane and a new derrick set that allows for off-line activities.

In April, the PTT Exploration and Production Company extended the contract for T-8. The duration of the extension is approximately 17 months securing employment for the unit throughout 2003.

THE BALDER LITIGATION

The court proceedings between Esso and Smedvig in the Stavanger City Court were completed on November 1, 2001. The Court's decision is however not expected until the fourth quarter 2002. The final net claims from Esso against Smedvig are approximately NOK 2.75 billion, whilst Smedvig's claims against Esso are approximately NOK 2.5 billion. Both figures are exclusive of claims for interest and litigation costs. While litigation is always uncertain, the Board of Directors does not believe the ultimate outcome of this dispute will have a material adverse effect on the financial position of the Company.

PROSPECTS

A weaker outlook for the world economy has increased the uncertainty with respect to the development in demand for oil and gas. As a consequence, short-term demand for offshore drilling units has decreased. For the Company's mobile units with short-term contracts, discontinuity in operations and idle periods are possible. As a result of an anticipated lower contribution from the mobile units division, the Company expects revenues and operating profit in 2002 to decline as compared to 2001.

In the longer term, however, the Company expects the balance of supply and demand in its primary offshore drilling markets to redress itself. It is expected that the major oil companies will keep exploration and development expenditure high in order to maintain reserve levels and ensure growth in production. This should in return support demand for drilling services worldwide, including the North Sea and Southeast Asia.

The Company has positive expectations for the deepwater drilling market as most of the significant new oil and gas reserves are located at greater water depths. In deeper waters, time is one of the key factors in determining the cost of field exploration and development. Reduced time spent on drilling will significantly contribute to improve total field economics. The Company's most advanced drilling units are capable of efficient deepwater drilling and are well positioned to meet future requirements. For the Company's mobile units in more conventional water depths, the longer-term outlook is considered to be reasonably positive as demand for modern and advanced drilling units is expected to remain relatively stable.

The outlook for the tender rig market is favorable. This is supported by plans for a number of new field developments in Southeast Asia. Smedvig is involved in the development of a new concept combining tender rigs and floating wellhead platforms for the development of deepwater fields in benign waters. In the medium to longer term, this cost efficient concept could expand the market for tender rigs.

At the end of the first quarter, Smedvig had a backlog of drilling contracts averaging 12 months for its mobile units and 27 months for its tender rigs. This sound contract situation is expected to provide a strong cash flow that will further strengthen the Company's financial position and provide basis for future growth.

Stavanger, April 22, 2002
The Board of Directors
of Smedvig asa

KEY FIGURES

	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00
Operating margin (%)	18	23	29	28	25	25
Equity ratio (%)	49	46	50	47	38	37
Return on equity (%) (annualized)	10	11	10	65	5	28
Return on total capital (%) (annualized)	7	9	11	10	9	10
Earnings per share (NOK)	1.57	1.76	1.49	9.07	0.65	(1.36)
Cash flow per share (NOK)	2.73	3.75	3.55	8.62	2.07	1.92
Interest coverage ratio	4.30	2.95	1.65	9.01	1.15	3.63

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Cash flow per share (NOK): (Income before income taxes plus depreciation and amortization adjusted for unrealized exchange gains (losses), payable taxes and minority interests)/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus interest expenses)/Interest expenses

MOBILE UNITS

CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
WEST ALPHA
BP
SHELL
WEST EPSILON
STATOIL
NAM
BP
08.2007
WEST NAVION
*
WEST VANGUARD
NORSK HYDRO
12.2007
WEST VENTURE
NORSK HYDRO
7 X 1 YEAR

● ESTIMATED FIRM CONTRACTS ◎ CUSTOMER'S OPTIONS TO EXTEND ○ YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.

* Bapteco, Conoco, BP, Marathon, Enterprise, Amerada Hess, Esso

TENDER RIGS

CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
T-2
EPMI
T-3
EPMI
T-4
UNOCAL
04.2008
T-6
PETRONAS CARIGALI
T-7
UNOCAL
07.2006
T-8
PTTEP
WEST PELAUT*
BRUNEI SHELL
04.2009
WEST MENANG*
BRUNEI SHELL
WEST ALLIANCE*
EMPI

● ESTIMATED FIRM CONTRACTS ◎ CUSTOMER'S OPTIONS TO EXTEND ○ YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.

* Semi-submersible

PLATFORM DRILLING

CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
STATFJORD A, B & C
STATOIL
VESLEFRIKK A & B
STATOIL
FIELD LIFETIME
ULA, GYDA & VALHALL
BP
2 X 1 YEAR
EKOFISK, MAINTENANCE
PHILLIPS
EKOFISK, RIG 66
PHILLIPS
WELL SERVICES*
NORSK HYDRO, STATOIL, SHELL

● ESTIMATED FIRM CONTRACTS ○ CUSTOMER'S OPTIONS TO EXTEND

* Average lenght for several fields

SHAREHOLDER INFORMATION

	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00
Share price Class A shares	76	73	73	85	92	87
Share price Class B shares	65	62	61	75	80	75
Non Norwegian ownership Class A shares (%)	25.5	27.9	32.1	33.9	33.5	30.3
Non Norwegian ownership Class B shares (%)	29.4	27.0	31.0	34.3	34.1	33.7
Total number of shares (1,000)	82,984	82,984	82,984	82,984	82,984	82,868
Market capitalization (NOK mill.)	5,999	5,750	5,722	6,774	7,298	6,875

SHARE PRICE DEVELOPMENT


NOK
125
100
75
50
25
0
CLASS A SHARES
CLASS B SHARES

OPERATING PROFIT


NOK mill.
250
200
150
100
50
0
4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

ACCOUNTS

Unaudited accounts in NOK mill.	4Q01	1Q02	1Q01
Revenues	523	385	560
Operating expenses	(329)	(276)	(292)
Depreciation	(83)	(86)	(99)
Operating profit	111	23	169
EBITDA*	205	120	286

*Earnings before interest, tax, depreciation and amortization

OPERATING PROFIT


NOK mill.
125
100
75
50
25
0
4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

ACCOUNTS

Unaudited accounts in NOK mill.	4Q01	1Q02	1Q01
Revenues	272	300	189
Operating expenses	(138)	(145)	(98)
Depreciation	(28)	(31)	(21)
Operating profit	106	124	70
EBITDA*	141	163	96

*Earnings before interest, tax, depreciation and amortization

OPERATING PROFIT


NOK mill.
25
20
15
10
5
0
4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

ACCOUNTS

Unaudited accounts in NOK mill.	4Q01	1Q02	1Q01
Revenues	207	194	161
Operating expenses	(188)	(173)	(149)
Depreciation	(5)	(5)	(4)
Operating profit	14	16	8
EBITDA*	19	21	12

*Earnings before interest, tax, depreciation and amortization

INCOME STATMENT

Unaudited accounts in NOK mill.	4Q01	1Q02	1Q01	2001
REVENUE				
Revenues	1,002	879	910	3,816
Total revenues	1,002	879	910	3,816
OPERATING EXPENSES				
Personnel expenses	(368)	(345)	(329)	(1,362)
Operating expenses	(292)	(251)	(225)	(994)
Depreciation	(116)	(122)	(124)	(464)
Total operating expenses	(776)	(718)	(678)	(2,820)
Operating profit	**226**	**161**	**232**	**996**
Interest income	17	14	17	62
Interest expense	(81)	(46)	(99)	(471)
Other financial items	(4)	23	(135)	(136)
Net financial items	(68)	(9)	(217)	(545)
Income (loss) before other items	**158**	**152**	**15**	**451**
Gain on sale of assets	0	0	0	721
Income (loss) before income taxes	**158**	**152**	**15**	**1,172**
Income taxes	(14)	(23)	37	(104)
Net income	**144**	**129**	**52**	**1,068**
Earnings per share	1.76	1.57	0.65	12.97
Diluted earnings per share	1.76	1.57	0.65	12.96

BALANCE SHEET

Unaudited accounts in NOK mill.	31.03.02	31.12.01	31.03.01
LONG-TERM ASSETS			
Intangible fixed assets	117	125	241
Mobile units and tender rigs	7,771	8,019	7,707
Other tangible assets	410	415	398
Financial fixed assets	163	173	254
Total long-term assets	**8,461**	**8,732**	**8,600**
CURRENT ASSETS			
Spare parts	117	123	104
Receiveables	1,067	1,032	1,048
Short-term investments	133	134	178
Cash and cash equivalents	798	930	1,036
Total current assets	**2,115**	**2,219**	**2,366**
Total assets	**10,576**	**10,951**	**10,966**
SHAREHOLDERS' EQUITY			
Paid-in capital	2,556	2,556	2,563
Retained earnings	2,583	2,512	1,642
Total shareholders´ equity	**5,139**	**5,068**	**4,205**
LIABILITIES			
Provisions	136	128	87
Long-term interest bearing debt	4,285	4,564	5,302
Current liabilities	1,016	1,191	1,372
Total liabilities	**5,437**	**5,883**	**6,761**
Total shareholders´ equity and liabilities	**10,576**	**10,951**	**10,966**

CASH FLOW STATEMENT

Unaudited accounts in NOK mill.	3M02	2001	3M01
Net cash flow provided by operating activities	87	1,013	581
Net cash flow provided by (used in) investing activities	(39)	48	(70)
Net cash flow provided by (used in) financing activities	(180)	(1,176)	(520)
Net cash flow	(132)	(115)	(9)
Cash and cash equivalents - beginning of year	930	1,045	1,045
Cash and cash equivalents - end of period	**798**	**930**	**1,036**

EQUITY RECONCILIATION

Unaudited accounts in NOK mill.	31.03.02	31.12.01	31.03.01
Equity - beginning of year	5,068	4,145	4,145
Net income for the period	129	1,068	52
New equity in the period	0	4	4
Treasury shares	0	(45)	0
Proposed dividend	0	(123)	0
Foreign currency effects	(58)	13	24
Other equity adjustments	0	6	(20)
Equity - end of period	**5,139**	**5,068**	**4,205**

CONSOLIDATED ACCOUNTS IN ACCORDANCE WITH US GAAP

THE APPROXIMATE EFFECT ON NET INCOME OF SIGIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	3M02	2001	3M01
Net income in accordance with Norwegian GAAP	129	1,068	52
Minority interests	0	5	2
Adjustment for US GAAP:			
Deferred taxes	(48)	(277)	(52)
Other adjustments	(3)	(7)	(6)
Approximate income in accordance with US GAAP	**78**	**789**	**(4)**

THE APPROXIMATE EFFECT ON SHAREHOLDERS' EQUITY OF SIGIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	31.03.02	31.12.01	31.03.01
Shareholders' equity in accordance with Norwegian GAAP	5,002	5,068	4,205
Minority interests	(20)	(20)	(17)
Adjustment for US GAAP:			
Deferred taxes	(986)	(938)	(744)
Dividends	123	123	104
Other adjustments	4	7	18
Approximate shareholder' in accordance with US GAAP	**4,123**	**4,240**	**3,566**